Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

November 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer O’Brien Raj Rajan John Hodgin
Claudia Rios Laura Nicholson

Re:          Roth CH V Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed October 23, 2024

File No. 333-280591

Ladies and Gentlemen:

On behalf of Roth CH V Holdings, Inc. (the “Company”), we are hereby responding to the letter dated October 28, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 4 Registration Statement on Form S-4, filed on October 23, 2024, File No. 333-280591 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No. 5 to the Registration Statement ( “Amendment No. 5”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 4 to Registration Statement on Form S-4

Any extension of the Completion Window beyond November 30, 2024..., page 55

1.	We note your disclosure regarding the consequences of any suspension or delisting of your securities. Please also disclose the impact of any such suspension or delisting on the parties' rights under the Business Combination Agreement and Plan of Reorganization. In that regard, we note the closing condition that the shares of Roth CH Acquisition V Co. shall be listed on Nasdaq, or another national securities exchange mutually agreed to by the parties, as of the closing date. In addition, please clarify the references to "November 20" as the date the 36-month window ends. In that regard, we note your disclosure that your securities will be suspended and delisted if you do not complete your business combination by November 30, 2024.

RESPONSE: The Company has disclosed the impact of any Nasdaq suspension or delisting on the parties' rights under the Business Combination Agreement and Plan of Reorganization on page 55 of Amendment No. 5 and clarified that the 36-month window ends on November 30, 2024.

Anti-takeover provisions in our amended and restated articles of incorporation and bylaws..., page 60

2.	Please ensure that your disclosure regarding the corporate governance documents of the Combined Company is consistent with such documents. For example, we note your disclosure that the corporate governance documents of the Combined Company will include a forum selection clause, “which means certain litigation against [you] can only be brought in Delaware.” However, it does not appear that such forum selection clause is set forth in the proposed bylaws filed as Exhibit 3.6 or the proposed articles of incorporation filed as Exhibit 3.7. Please advise.

RESPONSE: In response to the Commission’s comment, the Company respectfully refers the Staff to the revised risk factor on page 60 of Amendment No. 5, which has removed the reference to the forum selection clause.

Proposal 2: The Business Combination Proposal

Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 114

3.	We note your updated disclosure on pages 117, 120 and 121 indicating that the projections were prepared assuming the new processing plant will commence operations by Q2 of 2025. However, this updated projection does not appear to be consistent with the timing in which the projections were prepared by New Era Helium’s management. In this regard, disclosure on page 120 indicates that the projections have not been updated. Therefore, please revise your disclosure so that it reflects the assumption applicable to the date in which the projections were prepared.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure on page 117, 120 and 121 in Amendment No. 5, which corrects the assumptions underlying the projections reviewed by the board of directors. The projections have not been updated.

Proposal 7: The Management Equity Incentive Plan Proposal, page 136

4.	Please revise here and throughout your filing to disclose the number of shares to be reserved for future issuance under the Combined Company’s proposed 2024 Stock Incentive Plan. In that regard, we note your references to “[1,500,000]” shares.

RESPONSE: The Company has disclosed the number of shares to be reserved for future issuance under the Combined Company’s proposed 2024 Stock Incentive Plan on pages 30, 66 and 136 of Amendment No. 5.

Description of the Combined Company's Securities, page 206

5.	We note your response to prior comment 8, and the proposed bylaws of the Combined Company filed as Exhibit 3.6. Please disclose the provisions in the proposed bylaws regarding the rights of shareholders to call a special meeting and the quorum required for the transaction of business at meetings of shareholders.

RESPONSE: The Company respectfully refers the Staff to the revised disclosures in the “Description of the Combined Company’s Securities” section on page 210 of Amendment No. 5, which includes provisions in the proposed bylaws regarding the rights of shareholders to call a special meeting and the quorum required for the transaction of business at meetings of shareholders. The Company has also included in such revised disclosures the applicable section references in the proposed bylaws.

Index to Financial Statements, page F-1

6.	We have considered your response to prior comment 24 in our letter dated July 26, 2024. We understand from your response that Roth CH V Holdings, Inc. ("Holdings") was formed on June 24, 2024 by Roth CH Acquisition V Co. ("ROCL") "for the specific purpose of engaging in the business combination transaction." However, it does not appear that Holdings has met the criteria to be considered a business combination related shell company because it was formed by an entity that is a shell company. We also note that Holdings is expected to succeed to the accounts of ROCL and New Era Helium Corp. in the transaction that is being contemplated. Therefore, your next amendment should include audited financial statements of Holdings as of a date within 135 days of the filing to comply with Rule 8-02 of Regulation S-X. You may omit a statement of comprehensive income for the entity if income and expense incurred through the balance sheet date are nominal and any activity is summarized in an audited note.

RESPONSE: The Company respectfully advises the Staff that Amendment No. 5 has been revised to include audited financial statements of Holdings as of a date within 135 days of the filing.

General

7.	We note that Roth CH Acquisition V Co. did not file current reports on Form 8-K in connection with amendments 3 and 4 to the Business Combination Agreement and Plan of Reorganization. Please provide your analysis explaining why Roth CH Acquisition V Co. is not required to file a current report on Form 8-K disclosing its entry into such amendments. Refer to Item 1.01 of Form 8-K and Exchange Act Rule 13a-11.

RESPONSE: The Company respectfully advises the Staff that on October 31, 2024 ROCL filed amendments 2, 3 and 4 to the Business Combination Agreement and Plan of Reorganization in a Current Report on Form 8-K.

8.	We note that Roth CH Acquisition V Co. filed a preliminary proxy statement on Schedule 14A with respect to the company’s proposal to amend its amended and restated certificate of incorporation to extend the date by which the company has to consummate a business combination up to six times, each such extension for an additional one-month period, from December 4, 2024 to June 4, 2025. Please update your registration statement to disclose such information.

RESPONSE: The Company respectfully advises the Staff it has disclosed its recent filing of a preliminary proxy statement with respect to the Company’s proposal to amend its Current Charter to extend the date by which the Company has to consummate a business combination on pages 5 and 161 of Amendment No. 5.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane Partner Loeb & Loeb LLP